UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Completion of Disposition of Assets

On December 14, 2020, AGM Group Holdings Inc. (the “Company”) entered into a share purchase agreement (the “Agreement”) with Haiyan Huang, Feng Zhi and Yinglu Gao (the “Buyers”), pursuant to which the Company agreed to sell to the Buyers 100% equity interest in Anyi Network Inc., a Cayman Islands Company, including its subsidiaries, in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 ordinary shares of the Company held by the Buyers, valued at $16.00 per share (the “AGM Shares”), and payment of $400,000 in cash (the “Cash Consideration”). The Buyers are former shareholders of Anyi Network Inc. and there is no affiliation between the Buyers and the Company. The Buyers entered into a promissory note (the “Promissory Note”), pursuant to which the Buyers agreed to pay the Cash Consideration to the Company on or prior to June 30, 2021. The promissory note is not secured and bears no interest.

On December 14, 2020, the AGM Shares were duly cancelled pursuant to the Agreement. On December 20, 2020, the Buyers amended the register of members of Anyi Network Inc. with the Cayman Islands corporate registry.

As a result of the completion of the disposition of Anyi Network Inc., the corporate structure is as follows:

The foregoing summary of the Agreement and the Promissory Note are not complete and are qualified in the entirety by reference to the complete text of the Agreement and the Promissory Note, which are filed as Exhibit 10.1 and Exhibit 10.2 to this report on Form 6-K and are incorporated by reference herein.

The unaudited pro forma consolidated financial information of the Company as of June 30, 2020, and for the six-month period ended June 30, 2020 and the year ended December 31, 2019, and the related notes thereto, are incorporated by reference as Exhibit 99.1 to this report on Form 6-K and incorporated by reference herein.

The unaudited consolidated carve out financial information of the disposed companies, Anyi Network Inc. and its subsidiaries, as of June 30, 2020, and for the six-month period ended June 30, 2020 and the year ended December 31, 2019, and the related notes thereto, are incorporated by reference as Exhibit 99.2 to this report on Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement, dated December 14, 2020.
10.2	Promissory Note, dated December 14, 2020.
99.1	unaudited pro forma consolidated financial information of the Company as of June 30, 2020, and for the six-month period ended June 30, 2020 and the year ended December 31, 2019 (incorporated by reference to the financial statements included in proxy statement and notice contained in the Form 6-K filed on November 18, 2020)
99.2	unaudited consolidated carve out financial information of the disposed companies, Anyi Network Inc. and its subsidiaries, as of June 30, 2020, and for the six-month period ended June 30, 2020 and the year ended December 31, 2019 (incorporated by reference to the financial statements included in proxy statement and notice contained in the Form 6-K filed on November 18, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2020	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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